File No. 812-14404
 Filed on September 29, 2015
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
In the Matter of the Application of
U.S. Bank National Association
 SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING THE APPLICANT NAMED ABOVE
FROM CERTAIN REQUIREMENTS OF
 RULE 3a-7(a)(4)(i) UNDER THE ACT.
Communications, Notice and Order to:
Samir A. Gandhi, Esq.
Brian M. Kaplowitz, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
 (212) 839-5684

 With Copy to:
Michael DeBois
U.S. Bank National Association
101 East 5th Street
 Saint Paul, MN 55101
(651) 466-8041

This Application (including exhibits) consists of 17 pages.

UNITED STATES OF AMERICA
BEFORE THE
 SECURITIES AND EXCHANGE COMMISSION
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In the Matter of the Application of: U.S. Bank National Association File No. 812-14404	* * * * * * * * *	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING ISSUERS OF ASSET-BACKED SECURITIES FROM CERTAIN REQUIREMENTS OF RULE 3a-7(a)(4)(i) UNDER THE ACT.
**************************************

The Applicant, U.S. Bank National Association, seeks an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act"), exempting issuers of asset-backed securities that are not registered as investment companies under the Act in reliance on Rule 3a-7 under the Act ("Issuers") from the requirements of Rule 3a-7(a)(4)(i) under the Act to the extent necessary to enable an Issuer to appoint or retain the Applicant as a trustee in connection with the Issuer's asset-backed securities when the Applicant is affiliated with an underwriter for the Issuer's asset-backed securities.
Applicant further requests that any order of exemption issued by the Commission in response to this application also be applicable to an Issuer's future appointment of any other entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the Act) with the Applicant as a trustee in connection with an Issuer's asset-backed securities. Any other entity intending to rely on this relief will comply with the terms and conditions of the application. Any existing entity currently intending to rely on the requested order has been named as an applicant.
I.            BACKGROUND
A.            Description of the Applicant and Asset-Backed Securities Transactions
1.            Applicant
The Applicant is a subsidiary of U.S. Bancorp. U.S. Bancorp is a multi-state financial services holding company that, through its subsidiaries, engages in various lines of business, which include: lending and depository services, cash management, capital markets, trust and investment management services, credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing. As of September 30, 2014, U.S. Bancorp had assets of approximately $391,284,000,000.  The Applicant is frequently selected to act as trustee in connection with asset-backed securities issued by Issuers. The Applicant is a large bank that has the staff, systems and resources to provide corporate trust and related services for such transactions.

2.	Asset-Backed Securities Transactions.
a.	Structure
An asset-backed securities ("ABS") transaction typically involves the transfer or issuance of assets by a seller, usually by an operating company or "sponsor," to a bankruptcy remote special purpose corporate or trust entity, established for the sole purpose of holding the assets and issuing ABS to investors (an "ABS Transaction"). Payments of interest and principal on the ABS depend primarily on the cash flow generated by the pool of assets owned by the Issuer. ABS may be structured as debt or equity securities.
The parties to an ABS Transaction enter into several transaction agreements, including a pooling and servicing agreement or an indenture and sale and servicing agreement, depending on the structure of the particular transaction. These agreements provide for the holding of the assets by the Issuer and define the rights and responsibilities of the parties to the transaction (the "Transaction Documents"). The operative Transaction Document governing the trustee is referred to herein as the "Agreement."
b.	Parties to ABS Transaction
1.	Sponsor
The sponsor of an ABS Transaction may be the seller or issuer of the financial assets to be transferred to the Issuer, or may represent the interests of the seller, or may represent the interests of the person for whose benefit the Issuer is created. The sponsor assembles the pool of assets by purchasing or funding them, describes them in the offering materials and retains the underwriter to sell interests in the assets to investors. The sponsor generally determines the structure of the ABS Transaction and drafts the Transaction Documents. The sponsor selects the other parties to the ABS Transaction, including the underwriter, the servicer and the trustee. The sponsor will normally be protected from liability related to the assets transferred to the Issuer by representations from selling asset holders, opinions from experts and counsel and the sponsor's and its agents' due diligence. In some cases, the sponsor will have continuing obligations in respect of the pool of assets, such as the obligation to add or replace assets if the assets in the pool drop below certain value thresholds or do not meet the criteria set forth in the transaction documents. In other cases, the sponsor will have no continuing role or contact with the pool of assets once the transfers to the Issuer are made and the ABS are sold to investors.
2.	Servicer
The servicer, either directly or through subservicers, manages the assets held by the Issuer. The servicer typically collects all the income from the assets and remits it to the trustee, enforces the Issuer's rights in the assets as needed and may perform any evaluations needed to substitute assets. The servicer reports information about how the assets are performing to security holders, usually through the trustee. This information is used to determine the payment stream to holders of securities and losses, if any. The servicer may also determine other allocations of funds to reserves and to purchases of other assets. The servicer pays the income from the assets held by the Issuer over to the trustee, and the trustee uses the income, as instructed by the servicer and/or as provided by the Agreement, to pay interest and principal on the ABS, to fund reserve accounts and purchases of additional assets and to make other payments, including fees owed to the trustee and other parties to the ABS Transaction.

3.	Trustee
The sponsor of an ABS Transaction selects the trustee and other parties that participate in the transaction. In selecting a trustee, the sponsor generally seeks to obtain customary trust administrative and related services for the Issuer at minimal cost.1 The sponsor usually has substantial experience in ABS offerings and would rely on its own assessment of trustee performance and fees in choosing a trustee. In some instances, other parties to an ABS Transaction may provide recommendations to a sponsor about potential trustees. Rating agencies and other unaffiliated transaction participants including financial guarantors or derivative counterparties may influence the selection of a trustee based on, among other things, the backup servicer capabilities of a trustee. An underwriter also may provide advice to the sponsor about trustee selection based on, among other things, the underwriter's knowledge of the pricing and expertise offered by a particular trustee in light of the contemplated transaction.
If an underwriter affiliated with the Applicant recommends a trustee to a sponsor, both the underwriter's recommendation and any selection of the Applicant by the sponsor will be based upon customary market considerations of pricing and expertise, among other things, and the selection will result from an arms-length negotiation between the sponsor and the Applicant. The Applicant will not price its services as a trustee in a manner designed to facilitate its affiliate being named underwriter.
The trustee's role in an ABS Transaction is specifically defined by the Agreement, and under the Agreement the trustee is not expected or required to perform discretionary functions. The provisions in these Agreements regarding a trustee's duties vary little among transactions and generally include:
•	distributing principal and interest payments;
•	providing back-up advances for mortgage-backed securities;
•	providing investor reporting;
•	safeguarding collateral documents;
•	monitoring periodic covenant compliance;
•	holding beneficial title to collateral;
•	acting as registrar and transfer agent; and
•	enforcing remedies in the event of a default.[2]
An ABS trustee may also act as a backup servicer or perform other servicing functions that are purely ministerial and non-discretionary such as calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.3

1 See Fitch, Inc., Reviewing Structured Finance Trustees (June 7, 2001) (the "Fitch Report").
2 Id. American Banker's Association, The Trustee's Role in Asset Backed Securities (Nov. 9, 2010) ("ABA White Paper"), available at http://www.aba.com/documents/pres/RoleoftheTrusteeinAsset-BackedSecuritiesJuly2010.pdf
3 In this instance, Applicant will only perform administrative functions that may be considered servicing criteria for purposes of Item 1122 under Regulation AB.

The trustee usually becomes involved in an ABS Transaction after the substantive economic terms have been negotiated between the sponsor and the underwriters. The trustee reviews the Agreement for trustee performance feasibility and potential trustee liability and may negotiate with the sponsor the terms pertaining to its duties and responsibilities.4 The trustee does not monitor any service performed by, or obligation of, an underwriter, whether or not the underwriter is affiliated with the trustee, and the obligations of an underwriter under an underwriting agreement are generally enforceable against the underwriter only by the sponsor, the Issuer and/or one of their affiliates.5 In the unlikely event that the Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, the Applicant will resign as trustee for the Issuer, consistent with the requirements of Rule 3a-7(a)(4)(i). In such an event, the Applicant will incur the costs associated with the Issuer's procurement of a successor trustee.
4.	Underwriter
The sponsor selects one or more underwriters to purchase the Issuer's securities and resell them or to privately place them with buyers obtained by the underwriter. The underwriter for an ABS offering performs essentially the same functions as an underwriter for an operating company offering. ABS underwriters differ from underwriters for other public offerings only in that they likely have extensive background and specific expertise in structuring and marketing ABS.6 The sponsor, the Issuer and/or one of their affiliates enters into an underwriting agreement with the underwriter that sets forth the responsibilities of the underwriter with respect to the distribution of the ABS and includes representations and warranties regarding, among other things, the underwriter and the quality of the Issuer's assets. As noted above, the obligations of the underwriter under the underwriting agreement are enforceable against the underwriter only by the sponsor, the Issuer and/or one of their affiliates. The underwriter and its counsel and other experts will usually conduct a "due diligence" review of the assets, the structure of the transaction and the parties involved to obtain protections under the securities laws and comfort that the prospectus or other sales document is accurate.
The underwriter may assist the sponsor in the organization of an Issuer by providing advice, based on its expertise in ABS Transactions, on the structuring and marketing of the ABS. This advice may relate to the risk tolerance of investors, the type of collateral, the predictability of the payment stream, the process by which payments are allocated and down-streamed to investors, the way that credit losses may affect the Issuer and the return to investors, whether the collateral represents a fixed set of specific assets or accounts, and the use of forms of credit enhancements to transform the risk-return profile of the underlying collateral. Any involvement of an underwriter in the organization of an Issuer that occurs is limited to helping determine the assets to be pooled, helping establish the terms of the ABS to be underwritten and providing the sponsor with a line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization. As noted above, an underwriter also may provide advice to a sponsor regarding the sponsor's selection of a trustee for the Issuer; however, an underwriter's role in structuring a

4 See ABA White Paper; the Fitch Report.
5 In certain cases where an owner trustee is involved, the owner trustee may also be able to enforce these rights. In other cases, one or more operating or holding company affiliates of the sponsor may guarantee certain obligations of the sponsor and thus may be able to enforce the obligations of the underwriter under an underwriting agreement.  For the avoidance of doubt, the requested relief is not sought for such an owner trustee or affiliates of the sponsor.
6 In 2013, the top ten lead bookrunners represented approximately 85% of issuances of U.S. ABS. Data made available by Asset-Backed Alert at http://www.abalert.com/ranks.php.

transaction would not extend to determining the obligations of a trustee, and the underwriter is not a party to the Agreement.
The underwriter is not a party to the Transaction Documents, and, except for arrangements involving credit or credit enhancement for an Issuer or remarketing agent activities, typically has no role in the operation of the Issuer after its issuance of securities.7
c.	The Agreement
Like most Transaction Documents, the Agreement is largely standardized, serves to facilitate credit agency and investor review, and has little variation from the documentation used in similar transactions except as may be required by structural or collateral type differences among transactions.8 The Agreement normally provides for events of servicer default, liquidation waterfalls and limitations on enforcement rights to rights against only the assets held by the Issuer and not against the seller of the assets to the Issuer.
The responsibilities of the trustee as set forth in the Agreement are narrowly circumscribed and limited to those expressly accepted by the trustee. The trustee negotiates the provisions applicable to it directly with the sponsor and is then appointed by, and enters into the Agreement with, the Issuer. In recognition of the trustee's limited role, the Agreement normally provides for expert input from independent accountants or others when information needs to be audited or verified.
II.	APPLICABLE LAW AND RELIEF REQUESTED
A.	Proposed Relief With Respect to Rule 3a-7
The Commission adopted Rule 3a-7 in recognition of the increasing importance of ABS Transactions in the financial markets based on the recommendation of the Division of Investment Management (the "Division") in its 1992 report, Protecting Investors:  A Half Century of Investment Company Regulation (the "1992 Report").9 Prior to the adoption of Rule 3a-7, Issuers fell within the definition of an investment company under Section 3(a) of the Act and, absent qualifying for exceptions from the Act under Section 3(c)(5) or obtaining exemptive orders from the Commission, were subject to a regulatory regime under which they could not operate. In adopting Rule 3a-7, the Commission stated that it intended to "remove an unnecessary barrier to the use and development of structured financings."10
Under Rule 3a-7, an Issuer that meets certain conditions is deemed not to be an investment company under Section 3(a) of the Act. One of Rule 3a-7's conditions, set forth in paragraph

7 Although an underwriter typically may provide credit or credit enhancement for an Issuer or engage in remarketing agent activities, an underwriter affiliated with the Applicant will not so provide or so engage in such activities, as discussed below.
8 See ABA White Paper; the Fitch Report. While different agreements may reflect certain structural and transactional differences that vary from deal to deal (such as payment priorities, payment structures and events of default), the roles, responsibilities and duties of the trustee as set forth in the Agreement are largely standardized.
9 See SEC Division of Investment Management, Protecting Investors:  A Half Century Of Investment Company Regulation, The Treatment of Structured Finance under the Investment Company Act 1-101 (1992).
10 Exclusion from the Definition of Investment Company for Structured Financings, Investment Company Act Release No. 19105, 52 SEC Docket 2573 (Nov. 19, 1992) (the "Adopting Release") at 2573.

(a)(4)(i) of the rule, requires, among other things, that the Issuer appoint a trustee11 that is not affiliated12 with the Issuer or with any person involved in the organization or operation of the Issuer (the "Independent Trustee Requirement"). In adopting Rule 3a-7, the Commission declined to follow the suggestion of one commenter that the affiliated persons precluded by the Independent Trustee Requirement should not include an underwriter because the underwriter does not generally play any significant role in the organization and operation of an issuer beyond distributing the Issuer's securities.13 Therefore, based on the Commission's statements in the Adopting Release, the phrase "person involved in the organization or operation of the Issuer" includes an underwriter, and Rule 3a-7(a)(4)(i) prohibits an Issuer from appointing a trustee that is affiliated with an underwriter.
Section 6(c) of the Act gives the Commission the authority to exempt any person or transaction or any class of persons or transactions from any provision of, or rule under, the Act if the exemption:
(1)            is necessary or appropriate in the public interest;
(2)            is consistent with the protection of investors; and
(3)            the purposes fairly intended by the policy and provisions of the Act.
Applicant requests an exemption under Section 6(c) from Rule 3a-7(a)(4)(i) to the extent necessary to permit an Issuer to appoint the Applicant as a trustee to the Issuer when the Applicant is affiliated with an underwriter involved in the organization of the Issuer. Exemptive relief from Rule 3a-7's "Independent Trustee Requirement" is necessary and appropriate in the public interest, is consistent with the protection of investors, and the purposes fairly intended by the policies and provisions of the Act for the following reasons:
(1)            Due to changes in the banking industry, the Independent Trustee Requirement imposes an unnecessary regulatory limitation on trustee selection and causes market distortions by leading to the selection of trustees for reasons other than customary market considerations of pricing and expertise. This result is disadvantageous to the ABS market and to ABS investors.
(2)            Due to the timing and nature of the roles of the trustee and the underwriter in ABS Transactions and under the conditions herein proposed, the Applicant's affiliation with an underwriter would not result in a conflict of interest or possibility of overreaching that could harm investors.
(3)            Permitting the Applicant to act as a trustee to an Issuer when it is affiliated with an underwriter to the Issuer under the conditions herein proposed is consistent with the policies and purposes of Rule 3a-7(a)(4)(i)'s Independent Trustee Requirement in particular and Rule 3a-7 in general and would not implicate the concerns underlying the Independent Trustee Requirement.

11 The Rule requires the trustee to be a bank that meets the requirements of section 26(a)(1) of the Act governing trustees of unit investment trusts.
12 For the purposes of Rule 3a-7(a)(4)(i), an affiliate is as defined under Rule 405 under the Securities Act of 1933, as amended. Under Rule 405, an "affiliated" person is a person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.
13 See Adopting Release at 2584 (citing Letter from Chemical Bank to Jonathan G. Katz (Aug. 3, 1992) (the "Chemical Bank Letter")).

B.	Discussion
1.	Changes in the Banking Industry
As noted, Rule 3a-7 was intended to prevent unwarranted and unintended barriers to Issuers. Developments in the banking industry since the Commission adopted Rule 3a-7 have caused the Rule 3a-7 limitation on affiliations between a trustee and an underwriter to become precisely such a barrier to the selection of otherwise qualified trustees. Exemptive relief permitting such affiliations would be consistent with the intent of Rule 3a-7 and is necessary and appropriate in the public interest in light of recent banking industry changes.
The Commission noted when it proposed Rule 3a-7 in 1992 that the Independent Trustee Requirement "would not depart from industry practice," because "virtually all trustees are unaffiliated with the other parties involved in" an ABS Transaction.14 The absence of trustee affiliations was primarily due to the limitations imposed on permissible bank activities at the time. Due to: (a) consolidation of the banking industry (and corporate trustees in particular), (b) economic and other business factors and (c) the expansion of banks into investment banking, including the underwriting of securities issued by Issuers, most trustees that provide services to Issuers, including the Applicant, have affiliations with underwriters to Issuers. As a result, when, as is frequently the case, an affiliate of Applicant is selected to underwrite ABS in an ABS Transaction, Rule 3a-7(a)(4)(i) generally prevents the Applicant from serving as trustee for the Issuer.
(a)            Consolidation within the financial industry that occurred throughout the 1990's and into the 2000's as a result of bank mergers and sales and related acquisitions of trustee services businesses by banks has resulted in a significant decrease in recent years in the number of bank trustees providing services to Issuers. For example, during 2013, five bank trustees acted for 89% of approximately $215 billion in new U.S. ABS.15 The Applicant acted for approximately 25% of all new U.S. ABS in 2013. By contrast, in 1990, the top five bank trustees acted for 35% of the approximately $46 billion of publicly-offered new ABS.16
(b)            Economic and other business factors have also contributed to the trend toward fewer banks offering corporate trust services. The income realized from these services has been reduced due to competitive pricing pressures and the loss that the growth in book entry securities caused in transactional fees and traditional float income associated with payments to investors. Expenses of providing the services have risen sharply because of increased technological and personnel costs, particularly in providing analytical services for increasingly complex structured finance arrangements.
(c)            The changes described above have been accompanied by the expansion of banks into investment banking. This expansion is due to changes in the securities underwriting business,

14 Exclusion from the Definition of Investment Company for Certain Structured Financings, Investment Company Act Release No. 18,736, 51 SEC Docket 940 (May 29, 1992) at 952.
15 Data made available by Asset-Backed Alert at http://www.abalert.com/ranks.php.  The data includes public and private/Rule 144A ABS transactions (including certain mortgage-backed securities transactions) that are placed primarily in the U.S. They exclude collateralized debt obligations and transactions completed through commercial paper conduits, as well as the derivative portions of synthetic issues.
16 Data provided by Asset-Backed Alert at http://www.abalert.com/ranks.php.  We understand that the 1990 data include only public transactions, but since private transactions were an insignificant part of the market in 1990, we believe that the 1990 and 2013 data are comparable.

including the enactment of the Gramm-Leach-Bliley Act ("GLBA")17 in 1999 and the progressive removal of legal barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Even the Volcker Rule, which otherwise significantly curtailed banks' ability to participate in proprietary trading, specifically exempted underwriting from such proprietary trading prohibitions.18 Banks and bank affiliates are now significant participants in securities underwriting, particularly for ABS Transactions. For example, the Applicant has underwriting affiliates. Also, many ABS offerings are broadly syndicated through multiple underwriters, which increases the likelihood of an affiliation between an ABS underwriter and trustee, including the Applicant.
2.	Timing and Nature of the Roles of the Trustee and the Underwriter
Due to the structure of an ABS Transaction and the trustee's narrowly-defined role, an ABS trustee does not monitor the distribution of securities or any other activity performed by underwriters. Because of its narrowly defined role, a trustee's opportunity, by reason of an affiliation with an underwriter or otherwise, to take actions that might benefit itself or the underwriter to the detriment of investors is not apparent. The trustee's role is narrowly defined, and the trustee is neither expected nor required to exercise discretion or judgment except after a default in the ABS transaction which is rare, and in any event, would take place, if at all, after the underwriter has terminated its role in the transaction. Any such post-default discretion or judgment is very limited as described more fully below. Exemptive relief is therefore appropriate and consistent with the protection of investors because an ABS trustee's affiliation with an underwriter for the Issuer would not result in a conflict or in the possibility of overreaching that could harm investors.
The trustee's role begins with the Issuer's issuance of its securities, and the trustee performs its role over the life of the Issuer. In contrast, the underwriter is chosen early in the ABS Transaction process, may help to structure the ABS Transaction, distributes the Issuer's securities to investors and generally has no role subsequent to the distribution of the Issuer's securities. Consequently, given the nature and timing of their respective roles in an ABS Transaction, there is virtually no opportunity for a trustee and an affiliated underwriter to act in concert to benefit themselves at the expense of holders of the ABS either prior to or after the closing of the ABS Transaction.
Unlike a trustee for a corporate or municipal debt security that may need to pursue discretionary remedies against the issuer in the event of a default, a trustee for an Issuer has no operating entity to pursue for such remedies. The default risk for an Issuer is solely related to risks that arise from the composition and performance of the assets in the asset pool or the insolvency of the servicer or credit enhancer. In general, the chances of default of an Issuer are remote, even in the wake of the financial crisis.19 According to a recent study by Fitch, the impairment rate

17 P.L. 106-102 (Nov. 12, 1999).
18 12 U.S.C. § 1851(d)(1)(B).
19 See Standard & Poor's, Annual Global Structured Finance Default Study: 1978-2010, (April 1, 2011), made available by Standard & Poor's Financial Services LLC at http://www.standardandpoors.com/ratings/articles (the "S&P Report") (finding downgrade and default rates started to decline and the stability rate started to increase for global structured finance securities in 2010).

(consisting of default or near-default) in Fitch-rated structured finance securities ended the year at 2.2% in 2013.20
Typically, ABS provides for payments to investors of whatever, if anything, is available to them from the assets acquired pursuant to the Agreement. There is no payment default as such, although schedules of anticipated payments based on various assumptions are established when the transaction is structured and failure of these payments often has consequences under the Agreement, including ultimately liquidation of the Issuer. The ABS are non-recourse against the sponsor and seller. In other words, an investor's recourse is limited to realization against the assets, typically receivables that either (depending on the structure of Transaction) have been pledged to or are held by the trustee. Where the ABS are "wrapped" with third-party credit enhancements, there may be additional recourse to the extent of such enhancement.
When liquidation is mandated by the Transaction Documents and circumstances of the transaction, the trustee will preserve the assets of the Issuer, using the available cash flow to make payments, disseminate information to investors and may be subject to the "prudent person" standard. If a servicer of the assets defaults by failing to perform its obligations or due to its insolvency or bankruptcy, the trustee may have the legal obligation to perform the obligations of the servicer until another servicer is selected. In either default scenario, the trustee typically would be limited by specific directions in the Agreement or of the Issuer's security holders provided in accordance with the voting requirements of the Agreement. The trustee has virtually no discretion to pursue anyone in any regard other than preserving and realizing on the assets. Therefore, even setting aside that the time of the underwriters' involvement does not extend beyond the distribution of the ABS, no opportunity exists for the potential abuse of investors to benefit affiliated underwriters.
The duties of a trustee after a default are, as discussed above, limited to enforcing the terms of the Agreement for the benefit of debt holders as a "prudent person" would enforce such interests for his own benefit. Historically, the Courts have been unwilling to expand trustees' powers and obligations post-default beyond those contemplated in the Agreement. Trustees are not required to pursue securities law or fraud claims on behalf of security holders. Indeed, trustees often may be foreclosed from such enforcement because security holders may have different and conflicting rights. The trustee's role is limited to administrative functions pursuant to the applicable Agreement.
In addition to the limitations and protections described above, exemptive relief is appropriate due to the additional protections against conflicts and overreaching provided by the conditions herein proposed. The conditions ensure that the Applicant would continue to act as an independent party safeguarding the assets of an Issuer regardless of an affiliation with an underwriter of the ABS and would not allow the underwriter any greater access to the assets, or cash flows derived from the assets, of the Issuer than if there were no affiliation. In addition, the conditions ensure that the Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter. The conditions also ensure that no affiliated person of the Applicant, including an affiliated underwriter, will provide credit or credit enhancement to the Issuer and ensure that an affiliated underwriter will not engage in any remarketing agent activities for that Issuer, including involvement in any auction process in which the interest rates,

20 Data made available by Fitch Ratings, Inc. at https://www.fitchratings.com; see also the S&P Report (finding the rate of default for outstanding global structured securities in 2010 was 2.9%).

yields, or dividends of the Issuer's ABS are reset at designated intervals.21 Furthermore, the conditions ensure that the Applicant's relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders, and ensure that, in the unlikely event that the Applicant, in acting as trustee to an Issuer for which an affiliate acts as underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, the Applicant will resign as trustee for the Issuer and will incur the costs associated with the Issuer's procurement of a successor trustee.22
3.	Consistency with Policies and Purposes Underlying the Independent Trustee Requirement and the Rule
The participation of the Applicant and an affiliated underwriter in an ABS Transaction would not raise the concerns that the Independent Trustee Requirement was designed to address. In its recommendations in the 1992 Report, the Division discussed the need for the trustee to be independent. The Division stated that a trustee should not also act as a sponsor, servicer or credit enhancer for the Issuer. The Division explained that the rationale for this recommendation was that the sponsor, which many times also acts as servicer, often is a bank that could be a qualified trustee. Without the prohibition on affiliation, the sponsor could act in all capacities, without any independent party monitoring the ABS Transaction. The Commission accepted the Division's recommendation by including in Rule 3a-7 the Independent Trustee Requirement. The concerns underlying the requirement, however, are not implicated if the trustee is independent of the sponsor, servicer, and credit enhancer for the Issuer, but is affiliated with an underwriter for the Issuer, because no one entity would act in all capacities in the issuance of the ABS and the operation of an Issuer. The Applicant would continue to act as an independent party safeguarding the assets of an Issuer regardless of an affiliation with an underwriter of the ABS.23
The Commission specifically considered the question of allowing a trustee to be affiliated with an underwriter to an Issuer when it adopted Rule 3a-7. In the Adopting Release, the Commission responded to comment letters suggesting that certain trustee affiliations be permitted, including affiliation with an underwriter, by stating that the result could lead to a trustee

21 Although an underwriter affiliated with the Applicant will not have any role in the operation of the Issuer and therefore will not provide credit or credit enhancement to the Issuer, as noted above, the involvement of an underwriter affiliated with the Applicant in the organization of an Issuer for which the Applicant serves or will serve as trustee may include the provision of credit to the sponsor.
22 The Applicant's resignation will be consistent with Rule 3a-7(a)(4)(i)'s requirement that the trustee execute an agreement or instrument concerning the Issuer's securities containing provisions to the effect set forth in section 26(a)(3) of the Act. Pursuant to Section 26(a)(3) of the Act, such agreement or instrument must provide, "in substance, that the trustee ... shall not resign until either (A) the trust has been completely liquidated and the proceeds of the liquidation distributed to the security holders of the trust, or (B) a successor trustee ..., having the qualifications prescribed in paragraph (1), has been designated and has accepted such trusteeship ..."
23 It is clear that the Independent Trustee Requirement prevents a trustee from being affiliated with a servicer or acting as a servicer. In the Adopting Release, however, the Commission stated that the rule "does not prevent a trustee from assuming the duties of servicer if the primary servicer is unable to perform its duties, or to perform other duties with respect to the operation of the financing." See Adopting Release at 2584. Consistent with the requirements of Rule 3a-7, the Applicant will not be affiliated with any servicer, and any of the Applicant's functions that could be characterized as servicing will be limited to acting as a backup servicer and performing other servicing functions typically performed by ABS trustees that are purely ministerial and non-discretionary. These functions include calculating the waterfall and performing calculations involving, among other things, analysis of pool assets (e.g., determining the ratio of performing to non-performing assets), amortization schedules, and interest payments.

monitoring the activities of an affiliate.24  As noted above, however, in practice, a trustee does not monitor the distribution of securities or any other activity performed by underwriters, and, therefore, exemptive relief permitting trustee-underwriter affiliations would not implicate the Commission's concerns.
In addition, exemptive relief permitting the participation of the Applicant and an affiliated underwriter in an ABS Transaction would be consistent with the broader purposes of Rule 3a-7. In adopting Rule 3a-7, the Commission stated its intent, consistent with investor protection, to not hamper the growth and development of the structured finance market. Despite this intention, for the reasons explained above, the Rule 3a-7 Independent Trustee Requirement has produced an unwarranted burden on structured financings by prohibiting a trustee, such as the Applicant, from serving as a trustee in an ABS Transaction when it has an affiliation with an underwriter for the transaction.25 The requested exemption would allow the selection of a trustee for an ABS Transaction based on the trustee's qualification, rather than a technical regulatory restriction, and therefore would alleviate unnecessary market constraints that result from the current Independent Trustee Requirement and that further narrow an already limited pool of banks that are qualified to serve as trustee in ABS transactions.
C.	Proposed Conditions to Requested Relief
The Applicant agrees that any order granting the requested relief will be subject to the following conditions:
(1)	The Applicant will not be affiliated with any person involved in the organization or operation of the Issuer in an ABS Transaction other than the underwriter.
(2)	The Applicant's relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders.
(3)	An underwriter affiliated with the Applicant will not be involved in the operation of an Issuer, and its involvement in the organization of an Issuer will extend only to determining the assets to be pooled, assisting in establishing the terms of the ABS

24 In the Adopting Release, as noted above, the Commission rejected the suggestion made by commenters on proposed Rule 3a-7 that the rule permit a trustee to be affiliated with some of the participants that are involved in the organization or operation of the Issuer, including the underwriter. See Chemical Bank Letter, supra note 12. The Chemical Bank Letter did not explain how its proposal would address the concerns underlying the Independent Trustee Requirement. For example, the Chemical Bank Letter did not explain an underwriter's role in the organization or operation of an Issuer.
25 We note also that, recognizing the disadvantages to investors and practical difficulties of trustee-underwriter affiliations in connection with ABS Transactions after GLBA, the Department of Labor (the "DOL") changed its long-standing position with respect to underwriter exemptions (the "Underwriter Exemptions") from prohibited transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in order to allow a trustee to be affiliated with an underwriter for an Issuer. The Underwriter Exemptions are individual exemptions that provide relief from certain prohibited transaction restrictions of Sections 406(a), 406(b), and 407(a) of ERISA. See Department of Labor, Pension and Welfare Benefits Administration, Notice of Proposed Individual Exemption to Modify Prohibited Transaction Exemption 90-23 (PTE 90-23); Prohibited Transaction Exemption 90-31 (PTE 90-31); and Prohibited Transaction Exemption 90-33 (PTE 90-33) Involving J.P. Morgan Chase & Company and its Affiliates, 67 FR 2699 (Jan. 18, 2002); Prohibited Transaction Exemption 2002-19, 67 FR 14979 (Mar. 28, 2003) ("PTE 2002-19"); Proposed Amendment to Prohibited Transaction Exemption (PTE) Involving Bear Stearns & Co. Inc., Prudential Securities Incorporated, et al. 2000-58, 67 FR 36028 (May 22, 2002) ("Proposed PTE"), and Prohibited Transaction Exemption 2002-41, 67 FR 54487 (Aug. 22, 2002) ("Final PTE").

to be underwritten, and/or providing the sponsor with a line of credit for the assets to be transferred to the Issuer in connection with, and prior to, the related securitization.
(4)	An affiliated person of the Applicant, including an affiliated underwriter, will not provide credit or credit enhancement to an Issuer if the Applicant serves as trustee to the Issuer.
(5)	An underwriter affiliated with the Applicant will not engage in any remarketing agent activities, including involvement in any auction process in which ABS interest rates, yields, or dividends are reset at designated intervals in any ABS Transaction for which the Applicant serves as trustee to the Issuer.
(6)	All of an affiliated underwriter's contractual obligations pursuant to the underwriting agreement will be enforceable by the sponsor, the Issuer and/or one of their affiliates.
(7)	Consistent with the requirements of Rule 3a-7(a)(4)(i), the Applicant will resign as trustee for the Issuer if the Applicant becomes obligated to enforce any of an affiliated underwriter's obligations to the Issuer.
(8)	The Applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.
III.	PRECEDENT FOR RELIEF
The Commission has issued three exemptive orders with respect to the provisions of Rule 3a-7 under virtually identical circumstances. See MUFG Union Bank, N.A., Investment Company Act Rel. Nos. 31347 (Nov. 24, 2014) (notice) and 31396 (Dec. 23, 2014) (order); In the Matter of Citibank, N.A., Investment Company Release No. 28746 (May 26, 2009); In the Matter of Deutsche Bank Trust Company Americas, Investment Company Release No. 27673 (Jan. 23, 2007).
IV.	AUTHORIZATION
Under Rule 0-2(c)(1) under the Act, the Applicant states that, under the provisions of its articles of incorporation and by-laws, responsibility for the management of the affairs and business of the Applicant is vested with its Board of Directors. The execution and filing of this Application in the name and on behalf of the Applicant comply with all applicable requirements. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A hereto and the extracts of the by-laws of the Applicant are attached as Exhibit B hereto, in accordance with the requirements of Rule 0-2(c)(1).
V.	COMMUNICATIONS
Please direct any questions or communications regarding this Application to the persons named on the facing page of the Application.

REQUEST FOR ORDER
For the foregoing reasons, Applicant requests that the Commission enter an order pursuant to Section 6(c) of the Act granting the relief sought by this Application.
September 23, 2015
Respectively submitted,
U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Richard B. Payne
Name: Richard B. Payne
Title: Vice Chairman and Director

Exhibit A

State of Minnesota
County of Hennepin, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Second Amended and Restated Application dated September 23, 2015 for and on behalf of U.S. Bank National Association; that he is the Vice Chairman and a Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Richard B. Payne___________ Richard B. Payne

U.S. BANK NATIONAL ASSOCIATION, a national banking association, hereby certifies that:
1.            The Second Amended and Restated Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Application") has been duly and validly executed and delivered in the name and on behalf of U.S. Bank National Association by Richard B. Payne who was at the time of such execution and is now, a duly elected, qualified and acting Vice Chairman and Director of U.S. Bank National Association.
2.            Richard B. Payne was at the time of the execution and delivery and as of the date hereof is a duly elected officer of U.S. Bank National Association and is empowered so to act and his signature appearing on each such document is his genuine signature.
Attached hereto as Exhibit A is a copy of the excerpts of the By-laws of U.S. Bank National Association giving requisite authority to the above-referenced and certain other officers of U.S. Bank National Association to sign in the name and on behalf of U.S. Bank National Association the Application and all other instruments necessary or proper in connection with the Application.
IN WITNESS WHEREOF, U.S. Bank National Association has caused this certificate to be executed in its corporate name by an officer thereunto duly authorized to be affixed hereto.
Dated: September 23, 2015
U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Linda E. Bidou
Name: Linda E. Bidou
Title: Assistant Secretary

I, Elizabeth E. Maiser, Vice President of U.S. Bank National Association, hereby certify that Linda E. Bidou is a duly elected and acting Assistant Secretary of U.S. Bank National Association, that she has the authority to execute the foregoing certificate and that her signature set forth above is her genuine signature.
IN WITNESS WHEREOF, I have hereunto signed my name this September 23, 2015.
By:	/s/ Elizabeth E. Maiser
Name: Elizabeth E. Maiser
Title: Vice President

Exhibit B

EXTRACTS OF THE BY-LAWS OF
 U.S. BANK NATIONAL ASSOCIATION

ARTICLE VI.
CONVEYANCES, CONTRACTS, ETC.

All transfers and conveyances of real estate, mortgages, and transfers, endorsements or assignments of stock, bonds, notes, debentures or other negotiable instruments, securities or personal property shall be signed by any elected or appointed officer.

All checks, drafts, certificates of deposit and all funds of the Association held in its own or in a fiduciary capacity may be paid out by an order, draft or check bearing the manual or facsimile signature of any elected or appointed officer of the Association.

All mortgage satisfactions, releases, all types of loan agreements, all routine transactional documents of the Association, and all other instruments not specifically provided for, whether to be executed in a fiduciary capacity or otherwise, may be signed on behalf of the Association by any elected or appointed officer thereof.

The Secretary or any Assistant Secretary of the Association or other proper officer may execute and certify that required action or authority has been given or has taken place by resolution of the Board under this Bylaw without the necessity of further action by the Board.